Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Fiscal Year
	2015	2014	2013	2012	2011
	(In millions)
Earnings(1)
Loss from continuing operations before income taxes	$(108.1)	$(36.9)	$(27.4)	$(8.7)	$(144.2)
Interest capitalized during the period	(1.9)	(2.1)	(1.9)	(1.5)	(3.2)
Total fixed charges	302.1	305.9	322.8	330.1	328.7

Adjusted earnings	$192.1	$266.9	$293.5	$319.9	$181.3

Fixed Charges
Interest expense	$285.4	$289.2	$306.1	$311.8	$307.6
Interest capitalized during the period	1.9	2.1	1.9	1.5	3.2
Interest portion of rent expense	14.8	14.6	14.8	16.8	17.9

Total Fixed Charges	$302.1	$305.9	$322.8	$330.1	$328.7

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$110.0	$39.0	$29.3	$10.2	$147.4

Rent expense, net of sublease income	$44.3	$43.9	$44.3	$50.4	$53.7
Interest factor	33%	33%	33%	33%	33%

Interest in rent expense	$14.8	$14.6	$14.8	$16.8	$17.9

(1)	In computing the ratio of earnings to fixed charges: (a) earnings consist of income (loss) before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense (including amounts capitalized) and the estimated interest portion of rents.